UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of October, 2004
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Commission File Number:  001-13196
                         ---------

                               DESC, S.A. DE C.V.
                  ----------------------------------------------
                 (Translation of registrant's name into English)

 PASEO DE LOS TAMARINDOS 400-B, BOSQUES DE LAS LOMAS, 05120 MEXICO, D.F., MEXICO
 -------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form  20-F  |X|     Form 40-F        __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:



                  Item
                  ----

          1. Letter to the holders of Desc American Depositary Receipts regarding the Shareholders' Meetings to be held on October 19, 2004









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
                                                                          ITEM 1


                               DESC, S.A. DE C.V.



                                                                 October 4, 2004



To our Shareholders:

           Desc, S.A. de C.V. ("Desc") has called a special shareholders' meeting (the "Special Shareholders' Meeting") of all the holders of Series B common shares of Desc ("Series B Shares") and a general extraordinary shareholders' meeting of all the holders of Series A common shares of Desc ("Series A Shares") and Series B Shares (the "General Extraordinary Shareholders' Meeting", and together with the Special Shareholders' Meeting, the "Shareholders' Meetings"), to be held on October 19, 2004 at 12:00 pm and 1:00 pm (Mexico City time), respectively, in the Auditorium of the Arco Torre I building located at the Arcos Bosques Corporativo business center, Paseo de Tamarindos No. 400-B, Colonia Bosques de las Lomas, Mexico, D.F. 05120. Copies of the notices of the Shareholders' Meetings are enclosed herewith. All holders of the American Depositary Shares of Desc (the "ADSs") as of the close of business on October 1, 2004, and all holders of Series B Shares, will be entitled to notice of and to vote or to instruct the Depositary (as defined below) to vote, as applicable, at the Shareholders' Meetings. All holders of the Series A Shares will be entitled to notice of and to vote at the General Extraordinary Shareholders' Meeting.

           At the Shareholders' Meetings, you will be asked to consider and vote upon a proposal (collectively, the "Proposal") to:

               o voluntarily delist the ADSs from the New York Stock Exchange (the "NYSE");

               o terminate the registration of the Series B Shares and ADSs under the Securities Exchange Act of 1934, as amended;

               o terminate the Amended and Restated Deposit Agreement, dated June 29, 1994, as amended, by and among Desc, Citibank, N.A., as the depositary (the "Depositary"), and the holders of the American Depositary Receipts ("ADRs") evidencing ADSs issued thereunder (the "Deposit Agreement");

               o cancel the registration of the Series B Shares in the special section of the Mexican Securities Registry;

               o designate the delegates to effectuate the resolutions adopted at the Shareholders' Meetings; and

               o    approve the minutes of the Shareholders' Meetings.


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
           Desc has determined that the approval of the Proposal would be in the best interests of the company. This determination was based on the following principal factors:

               o the significant regulatory burden and expense of maintaining a registration in the U.S. and a listing on the NYSE;

               o the fact that the number of Series B Shares represented by ADSs has remained very small (comprising only approximately 1.14% of the total outstanding Series B Shares as of September 30, 2004);

               o the limited trading volume on the NYSE of the ADSs (the average daily trading volume for the nine months ended September 30, 2004 was 4,155 ADSs);

               o the fact that Desc has no plans to access the U.S. public capital markets as a source of capital;

               o the continuing availability of a trading market for the Series B Shares provided by Desc's ongoing listing on the Mexican Stock Exchange; and

               o the conclusion that the benefits to Desc and its stockholders in maintaining a U.S. trading market are outweighed by the costs and other burdens at the present time.

           Adoption of the Proposal requires the affirmative vote of the holders of one half of all of the outstanding (1) Series B Shares, voting as a separate class at the Special Shareholders' Meeting, and (2) Series A Shares and Series B Shares, voting together as one class at the General Extraordinary Shareholders' Meeting.

           If the Proposal is approved by Desc's shareholders, as outlined above, Desc would thereafter make the necessary filings with the Securities and Exchange Commission (the "SEC") and the NYSE to effectuate the delisting and deregistration in order to, among other things, cease filing annual and other periodic reports with the SEC. However, the Series B Shares will continue to be listed on the Mexican Stock Exchange. The Mexican Stock Exchange is Latin America's third largest exchange in terms of market capitalization, but it remains relatively small and illiquid compared to major world stock markets and is subject to significant volatility. There is no public market outside of Mexico for the Series B Shares, and Desc does not presently anticipate that such a trading market will develop outside of Mexico.


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
           Once the deregistration is complete, Desc will continue to comply with the disclosure and other requirements mandated by applicable Mexican law. Following that time, disclosure by Desc may only be available in Spanish, and Desc will no longer publicly provide a reconciliation of its annual financial statements to U.S. generally accepted accounting principles. Therefore, U.S. holders of Series B Shares will not be able to obtain as much publicly available information about Desc as is regularly published by or about issuers with securities registered in the U.S.

           Desc is organized under the laws of Mexico, and all of its directors, officers and controlling persons reside outside of the United States. In addition, substantially all of Desc's assets and their assets are located in Mexico. As a result, following the deregistration, it may be difficult or not possible for investors to effect service of process within the United States on Desc or any such persons. It may also be difficult to enforce against them, either inside or outside of the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside of the United States, in any action based on civil liabilities under the U.S. federal securities laws.

           If the Proposal is approved by Desc's shareholders and the delisting and deregistration occurs, Desc intends to terminate the Deposit Agreement. At that time, holders of ADSs would be advised of the procedures for exchanging ADSs for Series B Shares and any cancellation fees, applicable taxes and governmental charges in respect thereof. Please note that holders who wish to take delivery of the Series B Shares in book-entry form may be required to open a brokerage account in Mexico and may be subject to customary costs and expenses attendant thereto.

           After termination of the Deposit Agreement, the Depositary will no longer register transfers of the ADRs, distribute dividends to the ADR holders, accept deposits of Series B Shares, give any notices, or perform any other acts under the Deposit Agreement whatsoever (including, without limitation, converting any dividend or distributions in pesos to U.S. dollars or vote any deposited Desc securities on behalf of a Desc shareholder), except that the Depositary will continue to: (1) collect dividends and other distributions pertaining to deposited Desc securities; (2) sell property and rights as described in the Deposit Agreement; and (3) deliver deposited Desc securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs. Six months after termination, the Depositary may sell the deposited Desc securities and hold the proceeds of the sale, together with any other cash then held by it, for the pro rata benefit of ADR holders that did not surrender their ADRs. The Depositary will not have liability for interest on the sale proceeds.

           ENCLOSED IS THE "DEPOSITARY'S NOTICE OF A SPECIAL SHAREHOLDERS' MEETING AND A GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING OF DESC, S.A. DE C.V.", WHICH CONTAINS INSTRUCTIONS ON HOW TO VOTE YOUR ADSS. PLEASE NOTE THAT THE DEPOSITARY MUST RECEIVE YOUR VOTING INSTRUCTIONS PRIOR TO 10:00 AM (NEW YORK
TIME) ON OCTOBER 15, 2004 IN ORDER FOR THE SERIES B SHARES REPRESENTED BY YOUR ADSS TO BE VOTED AT THE SHAREHOLDERS' MEETINGS.

                                                Sincerely,

                                                /s/ Marisol Vazquez Mellado M.
                                                --------------------------------
                                                Marisol Vazquez Mellado M.
                                                Director of Treasury


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
                                   SIGNATURES



           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            Desc, S.A. de C.V.
                                            ------------------------------------
                                                    (Registrant)



Date:    October 6, 2004                    By  /s/ Arturo D'Acosta Ruiz
                                               ---------------------------------
                                             Name:   Arturo D'Acosta Ruiz
                                             Title:  Chief Financial Officer









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